UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

North American Construction Group Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

656811106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656811006	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Claret Asset Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,226,442
	6.	SHARED VOTING POWER —
	7.	SOLE DISPOSITIVE POWER 2,226,442
	8.	SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,226,442
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.41%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 656811006	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

North American Construction Group Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27287-100 Avenue, Acheson, Alberta, T7X 6H8

Item 2(a).	Name of Person Filing:

Claret Asset Management Corporation (“CAMC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2000 McGill College Avenue, Suite 1150, Montreal, Quebec, Canada H3A 3N4

Item 2(c).	Citizenship:

Quebec, Canada

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

656811106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing.

☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,226,442

(b)	Percent of class: 7.41%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:2,226,442

(ii)	Shared power to vote or direct the vote: —

(iii)	Sole power to dispose or to direct the disposition of: 2,226,442

(iv)	Shared power to dispose or to direct the disposition of: —

CUSIP No. 656811006	13G	Page 4 of 5 Pages

Percent of class is based on (i) the number of Common Shares that may be deemed to be beneficially owned by CAMC as of December 31, 2021, including shares issuable upon the conversion of convertible debentures, and (ii) the number of Common Shares outstanding as of October 23, 2021 (30,002,028 shares) as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on October 27, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive proceeds from the sale of securities reflected herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2022	Claret Asset Management Corporation

	By:	/s/ Monique Gravel
	Name:	Monique Gravel
	Title:	Chief Executive Officer